3RD QUARTER RESULTS

EBITDA GROWTH OF MORE THAN 3% DRIVEN BY DOMESTIC MOBILE AND TDC SWITZERLAND

Highlights 3Q 2004:
* Net revenue growth of 3.4%
* EBITDA growth of 3.4%
* Domestic mobile EBITDA growth of 17.5%
* TDC Switzerland EBITDA growth of 10.7%
* Total customer base growth of 8.2%

Outlook for 2004:

* TDC reconfirms EBITDA growth of 5% and net income growth, excluding impact from Belgacom, of 15%.

The full report including tables can be downloaded from the following link: http://hugin.info/2234/R/966665/140673.pdf
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Please contact TDC Investor Relations:
+ 45 33 43 76 80